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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           FIRST AMERICAN CORPORATION
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             (Exact name of registrant as specified in its charter)


              Tennessee                                 62-0799975
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                      First American Center
                       Nashville, Tennessee                  37237
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             (Address of principal executive offices)      (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                            Name of each exchange on which
to be so registered                            each class is to be registered
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Series A Junior Preferred Stock                New York Stock Exchange



Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)


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Item 1. Description of Registrant's Securities To Be Registered

             On July 16, 1998, the Board of Directors of First American Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock ("Common Stock") to stockholders of record at the close of business on December 28, 1998. One Right will also be distributed for each share of Common Stock issued after December 28, 1998 until the Distribution Date (which is described in the next paragraph). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Preferred Stock, $5 par value (the "Preferred Stock"), at a Purchase Price of $200 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent.

             Initially, the Rights will attach to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock, subject to certain limitations (or, if later, the date of receipt of any required regulatory approvals or approvals of the stockholders of such person or group for such tender or exchange offer), or (iii) 10 business days after the effectiveness of a declaration by the Board of Directors of the Company that a person is an "Adverse Person," upon a determination that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the shares of Common Stock then outstanding (provided that any such determination shall not be effective until such person has become the beneficial owner of 10% or more of the outstanding shares of Common Stock), after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such Person is intended to cause, is reasonably likely to cause or would cause, the Company to change its strategic





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direction under circumstances where the Board of Directors believes that such change is not in the best interests of the Company and its stockholders, employees, customers, suppliers or other constituencies of the Company and its subsidiaries, (b) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause pressure on the Company to take action or enter into a transaction or series of transactions, including by causing a transaction with such person or other person intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (c) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company, or (d) such beneficial ownership otherwise is determined to be not in the best interests of the Company or its stockholders, employees, customers, suppliers, or other constituents of the Company or its subsidiaries.

             However, the Board of Directors may not declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the shares of Common Stock then outstanding, such person provided to the Board of Directors in writing a statement of the person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of the person by the Board of Directors, and the Board of Directors, based on such statement and reasonable inquiry and investigation as it deems appropriate, determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person; provided, however, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including without limitation, such person's not acquiring more than a specified amount of stock and/or on such person's not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the Board of Directors. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, that such person has not met or complied with any conditions specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.






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             Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 28, 1998 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

             The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2008, unless earlier redeemed by the Company as described below.

             In the event that the Board of Directors determines that a person is an Adverse Person or, at any time following the Distribution Date, a person becomes the beneficial owner of 20% or more of the then-outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

             In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger, statutory share exchange or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the other party to the transaction having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

             The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the





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event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

             With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company may (but is not required to) issue fractional Units and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

             In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time until 10 business days following the Stock Acquisition Date. Redemption is not permitted after 10 business days following the effective date of a declaration by the Board of Directors that a person is an Adverse Person. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and if there are no other Acquiring Persons or Adverse Persons. Immediately upon the action of the Board of Directors' ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

             Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

             Other than certain of the provisions relating to the principal economic terms of the Rights under specified circumstances, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the




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Distribution Date, the provisions of the Rights Agreement may be amended by the
Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are no longer redeemable.

             One Right will be distributed to stockholders of the Company for each share of Common Stock owned of record by them on December 28, 1998. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all shares of Common Stock will have attached Rights. The Company has initially authorized and reserved 2,500,000 shares of Preferred Stock for issuance upon exercise of the Rights. As of October 26, 1998, there were 109,997,189 shares of Common Stock issued and outstanding. Also as of October 26, 1998, there were 6,481,969 shares of Common Stock reserved for issuance upon consummation of pending acquisitions, exercise of stock options, for employee benefit plans and for a dividend reinvestment plan.

             The Rights may be deemed to have certain antitakeover effects. The Rights generally may cause substantial dilution to a person or group that attempts to acquire the Company under circumstances not approved by the Board of Directors of the Company.

             The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as exhibits the Form of Rights Certificate and the Form of Summary of Rights is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.

Item 2. Exhibits

                  1. Rights Agreement dated as of July 16, 1998 between First American Corporation and First Chicago Trust Company of New York, as Rights Agent, which includes, as Exhibit A, the Form of Rights Certificate and as Exhibit B, the Form of Summary of Rights. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until as soon as practicable after the earliest of the tenth business day after public announcement that a person or group has acquired beneficial ownership of 20% or more of the





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         shares of Common Stock, the tenth business day following commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the shares of Common Stock, subject to certain limitations, or the tenth business day after the effective date of a determination by the Board of Directors that a person or group is an Adverse Person.




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                                    SIGNATURE


             Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                          FIRST AMERICAN CORPORATION



Date: November 10, 1998                    By: /s/ Dennis C. Bottorff
                                               ---------------------------------
                                                  Dennis C. Bottorff
                                                  Chairman & CEO



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